EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-98929) pertaining to the Tyler Technologies, Inc. Stock Option Plan and the Registration Statement (Form S-8 No. 333-116406) pertaining to the Tyler Technologies, Inc. Employee Stock Purchase Plan of our reports dated March 3, 2005, with respect to the consolidated financial statements and schedule of Tyler Technologies, Inc. and subsidiaries, Tyler Technologies’ management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Tyler Technologies, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2004.

ERNST & YOUNG LLP

Dallas, Texas
March 8, 2005